Exhibit (a)(5)(L)
Central Vermont Public Service NEWS RELEASE For Immediate Release: April 6, 2006

Press Release of Preliminary Results

              Rutland, VT, April 6, 2006 - Central Vermont Public Service Corp. (NYSE-CV) today announced that based on the preliminary results of its offer to purchase up to 2,250,000 shares of its outstanding common stock at a price not greater than $22.50 and not less than $20.50 per share, it expects to purchase 2,250,000 shares at $22.50 per share.

              Based on the preliminary count by the depositary for the tender offer, 2,383,499 shares of common stock, including shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at or below $22.50 per share. Because the number of shares tendered at or below $22.50 per share exceeds the 2,250,000 shares that the Company offered to purchase, the resulting estimated proration factor is approximately 94 percent of the shares tendered, except that all shares tendered from holders of less than 100 shares ("odd lots") will be purchased without proration. Based on the preliminary count by the depositary for the tender offer, following consummation of the tender offer, 10,051,915 shares will remain issued and outstanding.

              The number of shares to be purchased, the price per share and the proration factor are preliminary. The determination of the final number of shares to be purchased, the final price per share and the final proration factor are subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn, the final price per share and the final proration factor will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase will occur promptly thereafter.

              The depositary for the tender offer is American Stock Transfer & Trust Company. For questions and information, please contact the information agent for the tender offer, Morrow & Co., Inc., by calling (800) 607-0088.

              CVPS, founded in 1929, is Vermont's largest electric utility, serving more than 151,000 customers.